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                 September 12, 2022

       A. T. (Trem) Smith
       President, Chief Executive Officer and Board Chair
       Berry Corporation (bry)
       16000 N. Dallas Parkway
       Suite 500
       Dallas, TX 75248

                                                        Re: Berry Corporation
(bry)
                                                            Registration
Statement on Form S-3
                                                            Filed September 2,
2022
                                                            File No. 333-267240

       Dear Mr. Smith:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Timothy S. Levenberg,
       Special Counsel, at (202) 551-3707 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Sarah Morgan, Esq.